                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                              --------------------

                                  SCHEDULE 13G
                                 (RULE 13d-102)

                  UNDER THE SECURITIES AND EXCHANGE ACT OF 1934

           INFORMATION TO BE INCLUDED IN STATEMENTS PURSUANT TO RULES 13D-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)

                                 UBIQUITEL INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)



                         COMMON STOCK, $0.0005 PAR VALUE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)



                                    903474302
--------------------------------------------------------------------------------
                                 (CUSIP Number)



                                DECEMBER 31, 2000
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)



         Check the  appropriate box to designate the rule pursuant to which this
Schedule is filed.

          / / Rule 13d-1(b)

          / / Rule 13d-1(c)

          /X/ Rule 13d-1(d)

                  *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

                  The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                Page 1 of 7 Pages

---------------------------                          ---------------------------
  CUSIP NO. 903474302              SCHEDULE 13G            PAGE 2 OF 7 PAGES
---------------------------                          ---------------------------



----------------------------------------------------------------------------------------------------------------------
  1    NAME OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                CBT WIRELESS INVESTMENTS, L.L.C.
----------------------------------------------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                            (a) / /
                                                                                                    (b) / /

----------------------------------------------------------------------------------------------------------------------
  3    SEC USE ONLY


----------------------------------------------------------------------------------------------------------------------
  4    CITIZENSHIP OR PLACE OF ORGANIZATION

                STATE OF NEVADA
----------------------------------------------------------------------------------------------------------------------
                                     5   SOLE VOTING POWER                            4,357,160 (1)
           NUMBER OF               -----------------------------------------------------------------------------------
             SHARES                  6   SHARED VOTING POWER                          -0-
          BENEFICIALLY             -----------------------------------------------------------------------------------
            OWNED BY                 7   SOLE DISPOSITIVE POWER                       -0-
              EACH                 -----------------------------------------------------------------------------------
           REPORTING                 8   SHARED DISPOSITIVE POWER                     4,357,160 (1)
          PERSON WITH
----------------------------------------------------------------------------------------------------------------------
  9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                4,357,160 (1)
----------------------------------------------------------------------------------------------------------------------
  10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
       CERTAIN SHARES*
                                                                                                        / /
----------------------------------------------------------------------------------------------------------------------
  11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                6.9%
----------------------------------------------------------------------------------------------------------------------
  12   TYPE OF REPORTING PERSON*

                OO
----------------------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1)  See Item 4 herein.


---------------------------                          ---------------------------
  CUSIP NO. 903474302              SCHEDULE 13G            PAGE 3 OF 7 PAGES
---------------------------                          ---------------------------

----------------------------------------------------------------------------------------------------------------------
  13   NAME OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                PETER LUCAS
----------------------------------------------------------------------------------------------------------------------
  14   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                            (a) / /
                                                                                                    (b) / /

----------------------------------------------------------------------------------------------------------------------
  3    SEC USE ONLY


----------------------------------------------------------------------------------------------------------------------
  4    CITIZENSHIP OR PLACE OF ORGANIZATION

                UNITED STATES OF AMERICA
----------------------------------------------------------------------------------------------------------------------
                                     5   SOLE VOTING POWER                            -0-
           NUMBER OF               -----------------------------------------------------------------------------------
             SHARES                  6   SHARED VOTING POWER                          -0-
          BENEFICIALLY             -----------------------------------------------------------------------------------
            OWNED BY                 7   SOLE DISPOSITIVE POWER                       -0-
              EACH                 -----------------------------------------------------------------------------------
           REPORTING                 8   SHARED DISPOSITIVE POWER                     4,357,160 (1)
          PERSON WITH
----------------------------------------------------------------------------------------------------------------------
  9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                4,357,160 (1)
----------------------------------------------------------------------------------------------------------------------
  10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
       CERTAIN SHARES*
                                                                                                        / /
----------------------------------------------------------------------------------------------------------------------
  11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                6.9%
----------------------------------------------------------------------------------------------------------------------
  12   TYPE OF REPORTING PERSON*

                IN
----------------------------------------------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
(1)  See Item 4 herein.

---------------------------                          ---------------------------
  CUSIP NO. 903474302              SCHEDULE 13G            PAGE 4 OF 7 PAGES
---------------------------                          ---------------------------

ITEM 1(a).        NAME OF ISSUER.

                  UbiquiTel Inc.

ITEM 1(b).        ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES.

                  One West Elm Street
                  4th Floor
                  Conshohocken, Pennsylvania 19428

ITEM 2(a).        NAME OF PERSON FILING.

                  This statement is filed on behalf of Peter Lucas and CBT Wireless Investments, L.L.C. (individually, a "Reporting Person," and collectively, the "Reporting persons"). See Exhibit A for the Reporting Persons' agreement for a joint filing of a single statement on their behalf.

ITEM 2(b).        ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE.

                  1733 H Street
                  #330-141
                  Blaine, Washington 98230

ITEM 2(c).        CITIZENSHIP.

                  Peter Lucas is a citizen of the United States of America.
                  CBT Wireless Investments, L.L.C. was organized under the laws of the State of Nevada.

ITEM 2(d).        TITLE OF CLASS OF SECURITIES.

                  Common Stock

ITEM 2(e).        CUSIP NUMBER.

                  903474302

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(b), OR 13D-2(b) OR (c), IDENTIFY THE STATUS OF THE PERSON FILING.

                  Not applicable

ITEM 4.           OWNERSHIP.



                                                       AMOUNT
REPORTING PERSON                                 BENEFICIALLY OWNED                     PERCENT OF CLASS
-------------------------------------   ------------------------------------   -----------------------------------
Peter Lucas                                        4,357,160 (1)                             6.9%

CBT Wireles Investments, L.L.C.                    4,357,160 (1)                             6.9%


---------------------------                          ---------------------------
  CUSIP NO. 903474302              SCHEDULE 13G            PAGE 5 OF 7 PAGES
---------------------------                          ---------------------------



                                                   POWER TO VOTE                        POWER TO DISPOSE
                                        ------------------------------------   ----------------------------------
REPORTING PERSON                              SOLE               SHARED              SOLE               SHARED
-------------------------------------   ------------------------------------   ----------------------------------
Peter Lucas                                      -0-               -0-                -0-           4,357,160 (1)

CBT Wireles Investments, L.L.C.            4,357,160               -0-                -0-           4,357,160 (1)




------------------

(1) The shares are owned by CBT Wireless Investments, L.L.C. ("CBT"), of which Mr. Lucas serves as General Manager. As General Manager, Mr. Lucas has dispositive power over the shares owned by CBT.




ITEM 5.           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

                  If this Statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.

ITEM 6.           OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON.

                  Not applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON.

                  Not applicable

ITEM 8.           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

                  Not applicable

ITEM 9.           NOTICE OF DISSOLUTION OF GROUP.

                  Not applicable

ITEM 10.          CERTIFICATION.

                  Not applicable

---------------------------                          ---------------------------
  CUSIP NO. 903474302              SCHEDULE 13G            PAGE 6 OF 7 PAGES
---------------------------                          ---------------------------


                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




February 12, 2001
                                           /s/ Peter Lucas
                                          --------------------------------------
                                          Peter Lucas





                                          CBT WIRELESS INVESTMENT, L.L.C.




                                          By:  /s/ Peter Lucas
                                              ----------------------------------
                                              Peter Lucas
                                              General Manager

---------------------------                          ---------------------------
  CUSIP NO. 903474302              SCHEDULE 13G            PAGE 7 OF 7 PAGES
---------------------------                          ---------------------------


                                    EXHIBIT A

                      AGREEMENT TO FILE JOINT SCHEDULE 13G

         Pursuant to Rule 13d-1(k)(1), the undersigned hereby consent to the joint filing of a single statement on their behalf.



 February 12, 2001
                                           /s/ Peter Lucas
                                          --------------------------------------
                                          Peter Lucas





                                          CBT WIRELESS INVESTMENT, L.L.C.




                                          By: /s/ Peter Lucas
                                              ----------------------------------
                                              Peter Lucas
                                              General Manager